Exhibit 99.1

H WORLD GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2025 and June 30, 2026	F-2

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2025 and 2026	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2025 and 2026	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2026	F-5

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-6

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
			US$’ in million
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	10,386	14,249	2,100
Restricted cash	146	142	21
Short-term investments, including marketable securities measured at fair value of RMB69 and RMB57 as of December 31, 2025 and June 30, 2026, respectively	4,894	1,315	194
Accounts receivable, net of allowance of RMB116 and RMB105 as of December 31, 2025 and June 30, 2026, respectively	723	839	124
Loan receivables - current, net of allowance of RMB45 and RMB45 as of December 31, 2025 and June 30, 2026, respectively	87	74	11
Amounts due from related parties, net of allowance of RMB36 and RMB36 as of December 31, 2025 and June 30, 2026, respectively	272	104	15
Inventories	57	52	8
Other current assets, net of allowance of RMB8 and RMB8 as of December 31, 2025 and June 30, 2026, respectively	870	986	145
Total current assets	17,435	17,761	2,618

Property and equipment, net	5,230	4,989	735
Intangible assets, net	5,028	4,821	711
Operating lease right-of-use assets	24,983	24,922	3,673
Finance lease right-of-use assets	2,394	2,275	335
Land use rights, net	155	152	22
Long-term investments, including available-for-sale debt securities measured at fair value of RMB175 and RMB158 as of December 31, 2025 and June 30, 2026, respectively	1,369	1,352	199
Goodwill	5,428	5,291	780
Amounts due from related parties, net of allowance of RMB1 and RMB1 as of December 31, 2025 and June 30, 2026, respectively	42	35	5
Loan receivables, net of allowance of RMB3 and RMB2 as of December 31, 2025 and June 30, 2026, respectively	132	113	17
Other assets, net of allowance of RMB13 and RMB13 as of December 31, 2025 and June 30, 2026, respectively	752	761	113
Deferred income tax assets	1,157	1,143	168
Assets held for sale	669	—	—
Total assets	64,774	63,615	9,376

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	5,337	911	134
Accounts payable	1,020	1,040	153
Amounts due to related parties	129	96	14
Salary and welfare payables	1,188	991	146
Deferred revenue	1,823	2,004	296
Operating lease liabilities, current	3,478	3,563	525
Finance lease liabilities, current	59	62	9
Accrued expenses and other current liabilities	4,902	4,912	725
Income tax payable	1,191	1,122	165
Total current liabilities	19,127	14,701	2,167

Long-term debt	479	3,315	489
Operating lease liabilities, non-current	23,653	23,452	3,456
Finance lease liabilities, non-current	3,063	2,931	432
Deferred revenue	1,602	1,674	247
Other long-term liabilities	1,925	2,082	306
Retirement benefit obligations	109	100	15
Deferred income tax liabilities	1,187	1,125	166
Liabilities held for sale	671	—	—
Total liabilities	51,816	49,380	7,278
Commitments and contingencies (Note 18)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,098,323,810 and 3,233,044,130 shares issued as of December 31, 2025 and June 30, 2026, 3,071,525,690 and 3,154,059,870 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	0	0	0
Treasury shares (26,798,120 and 78,984,260 shares as of December 31, 2025 and June 30, 2026, respectively)	(662)	(2,303)	(339)
Additional paid-in capital	9,653	13,132	1,935
Retained earnings	3,614	3,133	462
Accumulated other comprehensive income	199	118	17
Total H World Group Limited shareholders’ equity	12,804	14,080	2,075
Noncontrolling interest	154	155	23
Total equity	12,958	14,235	2,098
Total liabilities and equity	64,774	63,615	9,376

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Six Months Ended June 30,
	2025	2026	2026
			US$’ in million
			(Note 2)
Revenues:
Leased and owned hotels	6,190	5,983	882
Manachised and franchised hotels	5,364	6,592	972
Others	267	542	80
Total revenues	11,821	13,117	1,934
Operating costs and expenses:
Hotel operating costs	7,356	7,685	1,133
Other operating costs	22	42	6
Selling and marketing expenses	552	623	92
General and administrative expenses	1,172	1,251	184
Pre-opening expenses	15	29	4
Total operating costs and expenses	9,117	9,630	1,419
Other operating income, net	165	219	32
Income from operations	2,869	3,706	547
Interest income	101	120	17
Interest expense	165	139	20
Other income (expense), net	37	(28)	(4)
Losses from fair value changes of equity securities, net	(13)	(10)	(1)
Foreign exchange gain (loss), net	574	(117)	(18)
Income before income taxes	3,403	3,532	521
Income tax expense	942	1,168	172
(Loss) gain from equity method investments	(3)	36	5
Net income	2,458	2,400	354
Less: net income attributable to noncontrolling interest	20	6	1
Net income attributable to H World Group Limited	2,438	2,394	353

Other comprehensive income (loss)
Gain from fair value changes of debt securities, net of tax of RMB1 and nil for the six months ended June 30, 2025 and 2026, respectively	4	—	—
Foreign currency translation adjustments, net of tax of nil for the six months ended June 30, 2025 and 2026	(124)	(81)	(12)
Comprehensive income	2,338	2,319	342
Less: comprehensive income attributable to the noncontrolling interest	20	6	1
Comprehensive income attributable to H World Group Limited	2,318	2,313	341

Earnings per share:
Basic	0.79	0.77	0.11
Diluted	0.77	0.74	0.11
Weighted average number of shares used in computation:
Basic	3,069,285,390	3,113,494,317	3,113,494,317
Diluted	3,238,797,601	3,262,617,460	3,262,617,460

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

	Ordinary Shares		Treasury Shares				Accumulated Other
	Outstanding				Additional Paid-in	Retained	Comprehensive	Noncontrolling
	shares	Amount	Shares	Amount	Capital	Earnings	Income	Interest	Total Equity
Balance at January 1, 2025	3,083,916,600	0	21,178,090	(274)	9,620	2,449	382	94	12,271
Exercise of share options and vesting of restricted stocks in Treasury Shares	10,227,580	—	(10,227,580)	87	(84)	—	—	—	3
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	1,826,840	0	—	—	16	—	—	—	16
Share-based compensation	—	—	—	—	247	—	—	—	247
Net income	—	—	—	—	—	2,438	—	20	2,458
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	(3)	(3)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	(29)	—	—	29	0
Gains from fair value changes of debt securities, net of tax	—	—	—	—	—	—	4	—	4
Foreign currency translation adjustments	—	—	—	—	—	—	(124)	—	(124)
Repurchase of ordinary shares	(19,289,850)	—	19,289,850	(443)	—	—	—	—	(443)
Cash dividends declared	—	—	—	—	—	(2,136)	—	—	(2,136)
Losses arising from defined benefit plan, net of tax	—	—	—	—	—	—	(0)	—	(0)
Balance at June 30, 2025	3,076,681,170	0	30,240,360	(630)	9,770	2,751	262	140	12,293

Balance at January 1, 2026	3,071,525,690	0	26,798,120	(662)	9,653	3,614	199	154	12,958
Exercise of share options and vesting of restricted stocks in Treasury Shares	9,411,920	—	(9,411,920)	216	(214)	—	—	—	2
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	1,223,430	0	—	—	0	—	—	—	—
Conversion of Convertible Senior Notes	133,496,890	0	—	—	3,428	—	—	—	3,428
Share-based compensation	—	—	—	—	265	—	—	—	265
Net income	—	—	—	—	—	2,394	—	6	2,400
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	(2)	(2)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	—
Gains from fair value changes of debt securities, net of tax	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(81)	—	(81)
Repurchase of ordinary shares	(61,598,060)	—	61,598,060	(1,857)	—	—	—	—	(1,857)
Redemption of noncontrolling interest	—	—	—	—	—	—	—	(3)	(3)
Cash dividends declared	—	—	—	—	—	(2,875)	—	—	(2,875)
Balance at June 30, 2026	3,154,059,870	0	78,984,260	(2,303)	13,132	3,133	118	155	14,235

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Six Months Ended June 30,
	2025	2026	2026
			US$’ in millions
			(Note 2)
Operating activities:
Net income	2,458	2,400	354
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	247	265	39
Depreciation and amortization and other	636	610	90
Impairment loss	38	66	10
Loss from equity method investments, net of dividends	57	(7)	(1)
Investment (income) loss and foreign currency exchange (gain) loss	(663)	316	47
Changes in operating assets and liabilities	636	113	17
Others	(170)	(122)	(20)
Net cash provided by operating activities	3,239	3,641	536

Investing activities:
Capital expenditures	(429)	(349)	(51)
Purchases of investments	(2,778)	(2,891)	(426)
Proceeds from maturity/sale and return of investments	4,130	6,463	953
Loan advances	(24)	(32)	(5)
Loan collections	82	67	10
Others	15	5	1
Net cash provided by investing activities	996	3,263	482

Financing activities:
Payment of share repurchase	(443)	(1,857)	(274)
Proceeds from debt	2,195	3,746	552
Repayment of debt	(923)	(1,813)	(267)
Dividend paid	(2,136)	(2,844)	(419)
Others	(30)	(39)	(6)
Net cash used in financing activities	(1,337)	(2,807)	(414)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	90	(239)	(35)
Net increase in cash and cash equivalents, and restricted cash, including cash classified within assets held for sale	2,988	3,858	569
Less: net decrease in cash and cash equivalents classified within assets held for sale	(3)	(1)	(0)
Cash, cash equivalents and restricted cash at the beginning of the period	7,524	10,532	1,552
Cash, cash equivalents and restricted cash at the end of the period	10,515	14,391	2,121

Cash and cash equivalents	10,145	14,249	2,100
Restricted cash	370	142	21
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	10,515	14,391	2,121
Supplemental disclosure of cash flow information:
Interest paid	78	88	13
Income taxes paid	889	1,267	187
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	343	308	45

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30 2025 and 2026

(Renminbi in millions, except share and per share data, unless otherwise stated)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

H World Group Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels mainly in the People’s Republic of China (“PRC” or “PRC Mainland”, excluding, for the purposes of this consolidated financial statements only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region), Europe and other countries and areas.

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft (“Deutsche Hospitality” or “DH”) which was renamed as Steigenberger Hotels GmbH. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality. From the first quarter of 2026, the operating segments were relabeled to H World China (“HWC”) and H World International (“HWI”), replacing the previous legacy designations. HWC comprises all hotels operating inside China, while HWI comprises all hotels operating outside China.

Leased and owned hotels

The Group leases hotel properties from lessors or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

As of December 31, 2025 and June 30, 2026, the Group had 573 and 547 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

The Group enters into franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to hotel renovation and operations. Those hotels are classified as manachised hotels. Under the typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, which typically equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. There are also some franchised hotels for which the Group does not provide a hotel general manager. The franchise and management agreements typically range from 8 to 10 years under HWC, and 10 to 20 years under HWI. These agreements are renewable upon mutual agreement between the Group and the franchisee. As of December 31, 2025 and June 30, 2026, the Group had 12,170 and 12,892 manachised hotels in operation and 115 and 100 franchised hotels in operation, respectively.

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and consolidated variable interest entities (the “VIEs”). All intercompany transactions and balances are eliminated on consolidation.

Variable Interest Entities

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Those entities were established to conduct business in internet-based services and international travel agency, and their operations so far have been immaterial to the Group.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the impairment of goodwill and intangible assets with indefinite lives of HWI.

Intangible assets, net

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These estimated useful lives are generally as follows:

Franchise or manachise agreements	Remaining contract terms from 10 to 20 years
Purchased software	3 - 10 years based on the estimated usage period
Other intangible assets including trademark, licenses and other rights	2 - 15 years based on the contractual term, the length of license agreements and the effective terms of other legal rights

Almost all the brand names and master brand agreement acquired by the Group are considered to have indefinite useful lives since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands and these brands can be renewed at nominal cost. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Impairment of long-lived assets

The Group evaluates its long-lived assets including property and equipment, net, right-of-use assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB38 and RMB49 during the six months ended June 30, 2025 and 2026, respectively.

Fair value of the long-lived assets was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Leases

The Group determines if an arrangement is a lease or contains a lease at the inception of the contract. A lease arrangement is being evaluated for classification as operating or financing upon lease commencement. Lease liabilities, which represent the Group’s obligation to make lease payments arising from the lease, and corresponding right-of-use assets, which represent the Group’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term, calculated using the discount rate implicit in the lease, if available, or the Group’s incremental borrowing rate. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. For finance leases, the amortization of the asset is recognized over the shorter of the lease term or useful life of the underlying asset.

Most leases have initial terms ranging from 10 to 20 years for HWC, and from 20 to 25 years for HWI. The lease term includes lessee’s options to extend or to early terminate the lease, and lease extension options are included in operating lease ROU assets and lease liabilities only to the extent that it is reasonably certain that the Group will exercise such extension options and will not exercise early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC 842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). Almost all the lease agreements with variable lease payments based on the changes in CPI are held by HWI.

For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is front-loaded, because ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset, and the lease liability is measured at amortized cost using the effective interest method, and the interest expense declines as the balance of lease liability declines; the depreciation of ROU assets and interest expenses on lease liabilities are respectively classified as hotel operating costs and interest expense in the consolidated statements of comprehensive income. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, and are not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the consolidated statements of comprehensive income on the contract termination.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. For a particular tax-paying component of an entity and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, shall be offset and presented as a single noncurrent amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Company and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US$”). Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured in functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of comprehensive income.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Fair value

The established fair value hierarchy by U.S. GAAP has three levels based on the reliability of the inputs used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The financial instruments of the Group not measured at fair value include cash and cash equivalent, restricted cash, loan receivables, receivables, held to maturity investments in short-term investments and long-term investments, payables, short-term debts and long-term debts. The carrying amounts of the short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts, long-term loan receivables, and held to maturity investments in long-term investments approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2025	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Short term investments
Equity securities with readily determinable fair values	69	—	—
Long term investments
Available-for-sale debt securities	—	—	175
Employee benefit plan assets	8	—	—

As of June 30, 2026	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Short term investments
Equity securities with readily determinable fair value	57	—	—
Long term investments
Available-for-sale debt securities	—	—	158
Employee benefit plan assets	8	—	—

Equity securities with readily determinable fair value and employee benefit plan assets are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Level 3 fair value of available-for-sale debt securities is determined based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for duration, dividend yield, lack of marketability discounts, expected volatility and probability in equity allocation.

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and losses recognized for the year ended December 31, 2025 and for the six months ended June 30, 2026 due to impairment of the related assets.

As of December 31, 2025		Fair Value Measurements at Reporting Date Using
		Significant
		Unobservable	Total
		Inputs	Loss for
Description	Fair Value	(Level 3)	the Year
Property and equipment	13	13	136
Operating lease right-of-use assets	47	47	31
Land use rights	—	—	13
Intangible assets	—	—	2
Long-term investment	175	175	47
Assets held for sale	583	583	13

As of June 30, 2026		Fair Value Measurements at Reporting Date Using
		Significant	Total
		Unobservable	Loss for
		Inputs	the Six Months
Description	Fair Value	(Level 3)	Ended
Property and equipment	7	7	32
Operating lease right-of-use assets	23	23	17
Intangible assets	—	—	4
Long-term investment	158	158	13

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance.

Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of nonvested restricted stocks (using the treasury stock method).

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB6.7851, on June 30, 2026, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on June 30, 2026, or at any other rate.

3.REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Six Months Ended
	June 30,
	2025	2026
Room revenues	5,249	5,072
Food and beverage revenues	637	639
Others	304	272
Leased and owned hotels revenues	6,190	5,983
Central reservation system usage fees, other system maintenance and support fees	1,931	2,394
On-going management and service/royalty fees	1,792	2,147
Reimbursements for hotel manager fees	1,029	1,275
Initial one-time license/franchise fee	78	80
Other fees	534	696
Manachised and franchised hotels revenues	5,364	6,592
Other revenues	267	542
Total revenues	11,821	13,117

Contract Balances

The Group’s contract assets are insignificant at December 31, 2025 and June 30, 2026.

	As of
	December 31,	June 30,
	2025	2026
Current contract liabilities	1,823	2,004
Long-term contract liabilities	1,602	1,674
Total contract liabilities	3,425	3,678

The contract liabilities balances above are classified as deferred revenue on the consolidated balance sheet, as of December 31, 2025 and June 30, 2026.

The Group recognized revenues that were previously deferred as contract liabilities of RMB503 and RMB512 during the six months ended June 30, 2025 and 2026, respectively.

4.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	December 31,	June 30,
	2025	2026
Cost:
Buildings	782	736
Leasehold improvements	10,872	10,733
Furniture, fixtures and equipment	2,490	2,474
Motor vehicles	3	3
	14,147	13,946
Less: Accumulated depreciation	9,121	9,178
	5,026	4,768
Construction in progress	204	221
Property and equipment, net	5,230	4,989

Depreciation expense was RMB564 and RMB532 for the six months ended June 30, 2025 and 2026, respectively.

5.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	December 31,	June 30,
	2025	2026
Intangible assets with indefinite lives:
Brand names	5,593	5,359
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	249	228
Purchased software	159	160
Other intangible assets	76	73
Total	6,269	6,012
Less: Accumulated amortization	263	268
Less: Accumulated impairment loss	978	923
Total	5,028	4,821

Amortization expense of intangible assets for the six months ended June 30, 2025 and 2026 amounted to RMB21 and RMB18, respectively.

There were 3 brand names with indefinite lives acquired in DH acquisition. No impairment was recognized on these brand names for the six months ended June 2025 and 2026.

The annual estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for
Intangible Assets
Remainder of 2026	14
2027	24
2028	20
2029	19
2030	16
Thereafter	86
Total	179

6.INVESTMENTS

The investments as of December 31, 2025 and June 30, 2026 were as follows:

	As of
	December 31,	June 30,
	2025	2026
Short-term investments
Equity securities with readily determinable fair values:
Marketable securities	69	57
Held to maturity investments
Bank time deposits and financial products	4,825	1,258
Total	4,894	1,315

Long-term investments
Equity securities without readily determinable fair values:	89	87
Equity-method investments:
AAPC LUB	488	510
Hotel related funds	374	371
Other investments	233	216
Subtotal	1,095	1,097
Available-for-sale debt securities:
Cjia Group-convertible notes	175	158
Held to maturity investments
Bank time deposits	10	10
Total	1,369	1,352

7.ASSETS AND LIABILITIES HELD FOR SALE

In the fourth quarter of 2023, the Group committed to a plan to sell certain lease-and-owned hotels (the “disposal group”) included in HWI. In February 2024, the Group entered into a Share and Asset Purchase and Transfer Agreement with an unaffiliated third party, and the transaction was expected to be closed in 2024, subject to certain customary closing conditions. According with the amendment signed in early 2025, two tranches were successively completed in 2025. As of December 31, 2025, further negotiations for the residual tranche were anticipated in 2026, with the Group’s ongoing commitment to advancing the disposal. Given the progress as of June 30, 2026, the remaining disposal group no longer met the criteria for classification as held for sale, and its assets and liabilities were reclassified as held for use on the balance sheet as of June 30, 2026.

For the year ended December 31, 2025, impairment of RMB13 was recorded as the fair value of certain assets fell below their carrying value.

The total assets and liabilities of the disposal group that were classified as held for sale on the Group’s consolidated balance sheet as of December 31, 2025 were as follows:

As of December
31, 2025
Assets held for sale:
Property and equipment, net	17
Operating lease right-of-use assets	552
Finance lease right-of-use assets	70
Other assets	30
Total	669

Liabilities held for sale:
Accrued expenses and other current liabilities	39
Operating lease liabilities, current	21
Operating lease liabilities, non-current	510
Finance lease liabilities	74
Other liabilities	27
Total	671

8.DEBT

The short-term and long-term debt as of December 31, 2025 and June 30, 2026 were as follows:

	As of
	December 31,	June 30,
	2025	2026
Short-term debt and current portion of long-term debt:
Long-term bank borrowings, current portion	371	205
Short-term bank borrowings	1,400	660
Convertible senior notes, current portion	3,514	—
FF&E liability, current portion	52	46
Total	5,337	911

Long-term debt:
Long-term bank borrowings, non-current portion	268	3,137
FF&E liability, non-current portion	198	167
Others	13	11
Total	479	3,315

Bank borrowings

In March 2024, the Group entered into a five-year syndicated loan contract with facility amount of RMB400 expiring in March 2029. As of December 31, 2025 and June 30, 2026, buildings with a net book value of RMB478 and RMB471, respectively, and land use rights with a net book value of RMB67 and RMB66, respectively, were pledged as collateral for the loan. The loan was intended for the operation of headquarters buildings and refinancing existing obligations. The interest rate reset every year, and was based on the People’s Bank of China one-year benchmark LPR minus 55 basis points on the pricing date. There are some financial covenants including revenue and profit related to this facility. The Group was fully in compliance with the covenants for the year ended December 31, 2025 and for the six months ended June 30, 2026. In 2024, the Group had drawn down RMB340 under the facility agreement and repaid RMB15. In 2025, the Group repaid RMB40. The Group repaid RMB25 during the six months ended June 30, 2026. As of December 31, 2025 and June 30, 2026, the outstanding loan amount was RMB285 and RMB260, and the interest rates of borrowings drawn under this agreement were at 2.55% and 2.45%, respectively.

In July 2025, the Group entered into a one-year loan facility agreement of up to RMB2,000 or its equivalent in other currencies. The Group had drawn down RMB1,400 under this agreement and the interest rate was fixed at 1.8% per annum. This amount was fully repaid by June 30, 2026.

In October 2025, the Group entered into an uncommitted one-year revolving loan facility agreement of up to US$100 million (or the RMB equivalent). The credit facility was available for 12 months after the utilization date and was subsequently extended to 36 months in 2026. As of December 31, 2025, the Group did not draw down the loan. As of June 30, 2026, the Group had drawn down RMB693 under this agreement, with an interest rate of 1.9% per annum.

In November 2025, the Group entered into an uncommitted one-year revolving loan facility agreement of up to US$50 million (or the equivalent in RMB or EUR or HKD). The credit facility was available for 12 months after the utilization date and was subsequently extended to 36 months in 2026. As of December 31, 2025, the Group did not draw down the loan. As of June 30, 2026, the Group had drawn down RMB335 under this agreement, with an interest rate of 1.9% per annum.

In November 2025, the Group entered into a term loan and revolving credit facility agreement of up to US$300 million (or its RMB equivalent) with several banks. The term loan and revolving credit facility was available for 12 months after the utilization date and was subsequently extended to 36 months in 2026. There were some financial covenants including interest cover, leverage and book equity related to this facility. The Group was fully in compliance with the covenants for the year ended December 31, 2025 and for the six months ended June 30, 2026. As of December 31, 2025, the Group did not draw down the loan. As of June 30, 2026, the Group had drawn down RMB-equivalent of US$300 million under this agreement, with interest rates ranging from 1.82% to 2.39%.

In December 2025, the Group entered into an uncommitted one-year revolving loan facility agreement of up to RMB450 (or its equivalent in USD). The credit facility was available for 12 months after the utilization date and was subsequently extended to 36 months in 2026. As of June 30, 2026, the Group did not draw down the loan. In August 2026, the Group drew down RMB100.

In June 2026, the Group entered into an uncommitted one-year revolving loan facility agreement of up to US$100 million (or the equivalent in RMB or EUR). The credit facility was available for 12 months after the utilization date and was expected to be extended to 36 months, subject to satisfaction of certain conditions. As of June 30, 2026, the Group had drawn down RMB660 under this agreement, with an interest rate of 1.9% per annum.

Convertible Senior Notes due 2026

In May 2020, the Company issued US$500 million of Convertible Senior Notes (the “2026 Notes”). The 2026 Notes matured on May 1, 2026, upon which an aggregate principal of US$499.6 million under the notes was converted into 13 million ADSs. The Company redeemed the remaining principal balance of US$0.4 million of the 2026 Notes.

Debt Maturities

The contractual maturities of the Group’s debt as of June 30, 2026 were as follows:

Principle Amounts
Remainder of 2026	87
2027	910
2028	274
2029	2,870
2030	24
Thereafter	61
Total	4,226

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	June 30,
	2025	2026
Payable to franchisees	1,762	1,782
Other payables	1,801	1,794
Accrued rental, utilities and other accrued expenses	461	518
Liabilities related to customer loyalty program	455	418
Value-added tax, other tax and surcharge payables	359	365
Advance from noncontrolling interest holders	64	35
Total	4,902	4,912

10.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Six Months Ended
	June 30,
	2025	2026
Rents	2,074	2,033
Utilities	319	301
Personnel costs	2,806	2,955
Depreciation and amortization	597	570
Consumable, food and beverage	570	528
Others	990	1,298
Total	7,356	7,685

11.SHARE-BASED COMPENSATION

In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 430,000,000. In June 2023, the Group adopted the 2023 Share Incentive Plan (collectively with 2009 Share Incentive Plan, the “Incentive Award Plans”), which allows the Group to offer incentive awards up to 20,000,000 ordinary shares to Participants. In June 2024, the Group increased the maximum number of incentive awards available under the 2023 Share Incentive Plan to 300,000,000. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;

b.)Vest over a period of ten years in equal yearly installments;

As of June 30, 2026, the Group had granted 274,633,910 options and 360,969,690 nonvested restricted stocks, some of which were subject to adjustment on performance condition.

Share options

In 2023, the Group granted 28,625,350 share options to senior officers, which was in five tranches with performance conditions, and the vesting of each of the five tranches commences respectively at the first, second, third, fourth, and fifth anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the five-year period ending December 31, 2027.

In 2025, the Group granted 888,210 share options to senior officers, which was in three tranches with performance conditions, and the vesting of each of the three tranches commences respectively at the first, second and third anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the first anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the three-year period ending December 31, 2027.

In 2026, the Group granted 128,720 share options to senior officers, which was in two tranches with performance conditions, and the vesting of each of the two tranches commences respectively at the first, second anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the two-year period ending December 31, 2027.

The weighted-average grant date fair values for options granted in 2025 and 2026 were US$1.34 and US$1.33 per share, respectively, computed using the binomial option pricing model. The binomial option pricing model required the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees were likely to exercise stock options. The Group used historical data to estimate forfeiture rate. Expected volatilities were based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2025		2026
Suboptimal exercise factor	2.80		2.80
Risk-free interest rate	4.68%		4.21%
Volatility	51.75%		48.86%
Dividend yield	4.60%		5.10%
Life of option	8	years	6.93	years

The following table summarized the Group’s share option activity under the option plans:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	Years	US$’million
Share options outstanding at January 1, 2026	24,406,030	2.80
Granted	128,720	2.80
Exercised	(98,140)	2.80
Share options outstanding at June 30, 2026	24,436,610	2.80	6.90	34
Share options vested or expected to vest at June 30, 2026	22,460,850	2.80	6.90	31
Share options exercisable at June 30, 2026	4,498,510	2.80	6.92	6

Given the actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting commences, the share-based compensation expenses related to these options would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to options which are indexed to financial performance beyond the year ended December 31, 2026. The total share based compensation expenses relating to these options were RMB84.

As of June 30, 2026, there was RMB131 in total unrecognized compensation expense, net of estimated forfeitures, related to the option arrangements, which is expected to be recognized over a weighted-average period of 2.77 years.

During the six months ended June 30, 2026, 98,140 share options were exercised having an aggregate intrinsic value of RMB1.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2023, the Group granted 28,625,350 nonvested restricted stocks to senior officers, with the same terms of the options granted in 2023. The share-based compensation expenses related to these nonvested restricted stocks would be recognized when the financial performance is expected to be met. In 2025, the Group granted 888,210 nonvested restricted stocks to senior officers, with the same terms of the options granted in 2025. In 2026, the Group granted 128,720 nonvested restricted stocks to senior officers, with the same terms of the options granted in 2026. The Group didn’t record any compensation expenses relating to options which are indexed to financial performance beyond the year ended December 31, 2026. The total share based compensation expenses relating to these nonvested restricted stocks were RMB137.

The following table summarized the Group’s nonvested restricted stock activities during the six months ended June 30, 2026.

		Weighted
	Number of	Average Grant
	Restricted Stocks	Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2026	113,337,790	2.86
Granted	2,199,840	4.60
Forfeited	(4,159,740)	2.10
Vested	(10,537,210)	2.52
Nonvested restricted stocks outstanding at June 30, 2026	100,840,680	2.96

As of June 30, 2026, there was RMB1,462 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 5.31 years.

The total fair value of nonvested restricted stocks vested was RMB283 and RMB343 for the six months ended June 30, 2025 and 2026, respectively.

For the six months ended June 30, 2025 and 2026, the Group recognized share-based compensation expenses of RMB247 and RMB265, respectively, which were classified as follows:

	Six Months Ended June 30,
	2025	2026
Hotel operating costs	16	16
Selling and marketing expenses	4	6
General and administrative expenses	227	243
Total	247	265

12. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the six months ended June 30, 2025 and 2026 indicated:

	Six Months Ended June 30,
	2025	2026
Net income attributable to ordinary shareholders — basic	2,438	2,394
Eliminate the dilutive effect of interest expense of convertible senior notes	54	34
Net income attributable to ordinary shareholders — diluted	2,492	2,428
Weighted average ordinary shares outstanding — basic	3,069,285,390	3,113,494,317
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	38,725,481	60,537,797
Dilutive effect of convertible senior notes	130,786,730	88,585,346
Weighted average ordinary shares outstanding — diluted	3,238,797,601	3,262,617,460
Basic earnings per share	0.79	0.77
Diluted earnings per share	0.77	0.74

For the six months ended June 30, 2025 and 2026, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of
	June 30,	June 30,
	2025	2026
Outstanding employee options and nonvested restricted stocks	39,413,700	5,132,930

13.SEGMENT

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer. As of December 31, 2025, the Group had two operating segments which were Legacy Huazhu and Legacy DH according to the way management intends to evaluate results and allocate resources within the Group. In 2026, the operating segments were relabeled to HWC and HWI, replacing the previous legacy designations. Additionally, a minor realignment between these two segments was made in 2026, and comparative figures for prior periods were updated to conform to the current presentation. In identifying its reportable segments, the Group assesses the nature of operating segments and evaluates the operating results of each reporting segment. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments. The CODM uses revenue and Adjusted EBITDA to evaluate the trends of the segments over time and monitor budget-to-actual variances to assess the performance and determine how to allocate capital resources. Adjusted EBITDA is defined as net income attributable to H World Group Limited excluding income tax expense (benefit), interest expense, interest income, depreciation and amortization, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss) and gain (loss) on disposal of investments. Significant segment expenses include adjusted hotel operating costs, adjusted selling and marketing expenses, adjusted general and administrative expenses, all of which exclude depreciation and amortization and share-based compensation expenses. The CODM does not use assets by operating segment when assessing performance or making operating segment resource allocations.

The following table provides a summary of the Group’s operating segment results and reconciliation of Adjusted EBITDA to net income attributable to H World Group Limited for the six months ended June 30, 2025 and 2026.

	Six Months Ended June 30,
	2025				2026
	HWC	HWI	Elimination	Total	HWC	HWI	Elimination	Total
Leased and owned hotels	4,030	2,160	—	6,190	3,869	2,114	—	5,983
Manachised and franchised hotels	5,301	72	(9)	5,364	6,529	78	(15)	6,592
Others	257	24	(14)	267	509	33	—	542
Total revenues	9,588	2,256	(23)	11,821	10,907	2,225	(15)	13,117
Adjusted hotel operating costs	(4,988)	(1,762)			(5,375)	(1,739)
Adjusted selling and marketing expenses	(307)	(242)			(370)	(247)
Adjusted general and administrative expenses	(715)	(207)			(784)	(184)
Other segment items (primarily include other operating income, net)	103	40			130	20
Adjusted EBITDA	3,681	85	—	3,766	4,508	75	—	4,583
Interest income				101				120
Interest expense				(165)				(139)
Income tax expense				(942)				(1,168)
Depreciation and amortization				(636)				(610)
Share-based compensation				(247)				(265)
Losses from fair value changes of equity securities, net				(13)				(10)
Foreign exchange gain (loss), net				574				(117)
Net income attributable to H World Group Limited				2,438				2,394

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:	Six Months Ended June 30,
	2025	2026
PRC	9,568	10,904
Germany	1,596	1,578
All others	657	635
Total	11,821	13,117

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

	As of
	December 31,	June 30,
	2025	2026
PRC	26,101	25,924
Germany	13,131	12,841
All others	3,986	3,685
Total	43,218	42,450

Other than PRC and Germany, there were no countries that individually represented more than 10% of the total revenue for the six months ended June 30, 2025 and 2026.

14.CASH DIVIDEND

On March 20, 2025, the Group approved and declared a cash dividend of US$0.097 per ordinary share, or US$0.97 per ADS, on its outstanding shares as of the close of trading on April 9, 2025. Such dividend of approximately RMB2,136 was fully paid in 2025.

On August 20, 2025, the Group approved and declared a cash dividend of US$0.081 per ordinary share, or US$0.81 per ADS, on its outstanding shares as of the close of trading on September 9, 2025. Such dividend of approximately RMB1,771 was mostly paid in 2025.

On March 18, 2026, the Group approved and declared a cash dividend of US$0.13 per ordinary share, or US$1.30 per ADS, on its outstanding shares as of the close of trading on May 4, 2026. Such dividend of approximately RMB2,844 was mostly paid in the second quarter of 2026.

On August 17, 2026, the Group approved and declared a cash dividend of US$0.087 per ordinary share, or US$0.87 per ADS, on its outstanding shares as of the close of trading on September 8, 2026. Such dividend of approximately US$275 million was mostly paid in the third quarter of 2026.

15.LEASES

The Group’s leases mainly related to building and the rights to use the land. The total expense related to short-term leases was insignificant for the six months ended June 30, 2025 and 2026, and sublease income of the Group which was recognized in revenues in the consolidated statements of comprehensive income was RMB76 and RMB75 for the six months ended June 30, 2025 and 2026, respectively.

A summary of supplemental information related to operating leases for the six months ended June 30, 2025 and 2026 is as follows:

	Six Months Ended June 30,
	2025		2026
Lease cost:
Operating fixed lease cost	1,990		1,957
Finance lease cost
— Amortization of ROU assets	48		57
— Interest on lease liabilities	65		66
Variable lease cost	114		134
Total lease cost	2,217		2,214

Other information:
Weighted average remaining lease term
Operating leases	14	years	13	years
Finance leases	26	years	25	years
Weighted average discount rate
Operating leases	5.68%		5.42%
Finance leases	4.30%		4.31%

As of June 30, 2026, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter are as follows:

	Total Operating	Total Finance
	Leases	Leases
Remainder of 2026	2,210	93
2027	3,625	188
2028	3,458	191
2029	3,292	193
2030	3,099	193
Thereafter	21,736	4,126

Total minimum lease payments	37,420	4,984

Less: amount representing interest	10,405	1,991

Present value of minimum lease payments	27,015	2,993

As of June 30, 2026, the Group has entered 11 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB3,450, which is not reflected in the consolidated balance sheets.

Supplemental cash flow information related to leases for the six months ended June 30, 2025 and 2026 are as follows:

	Six Months Ended June 30,
	2025	2026
Cash paid for amounts included in the measurement of operating lease liabilities	2,108	1,991
Cash paid for amounts included in the measurement of finance lease liabilities	92	95
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	406	1,086

16.EMPLOYEE BENEFIT PLANS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB468 and RMB547 for the six months ended June 30, 2025 and 2026. The Group has no ongoing obligation to its employees subsequent to its contribution to the PRC plan.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of PRC. The contributions are recognized as expense and amount RMB46 and RMB65 for the six months ended June 30, 2025 and 2026.

17.RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group.

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Shareholder of the Group; One officer of Trip.com is a family member of the Group’s director
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Huamai (Guangzhou) Hotel Management Co., Ltd. (“Huamai”)	Hotel management company	Equity method investee of the Group
Azure Hospitality Fund I Limited Partnership (“Azure Fund”)	Fund	Equity method investee of the Group
Huazhu Azure Capital Partners Inc. (“Azure Capital”)	Investment company	Equity method investee of the Group

(a) Related party balances

Amounts due from related parties consist of the following:

	As of
	December 31,	June 30,
	2025	2026
Trip.com	265	94
Lianquan	19	19
Huamai	16	8
Zhuchuang	14	14
Cjia Group	12	12
Others	25	29
Allowance for expected credit losses	(37)	(37)
Total	314	139

Amounts due to related parties consist of the following:

	As of
	December 31,	June 30,
	2025	2026
Trip.com	60	52
Cjia Group	20	22
Others	49	22
Total	129	96

(b) Related party transactions

During the six months ended June 30, 2025 and June 30, 2026, significant related party transactions were as follows:

	Six Months Ended June 30,
	2025	2026
Commission expenses to Trip.com	148	132
Lease expenses to Trip.com	10	10
Lease expenses to Cjia Group	18	20
Goods sold and service provided to Cjia Group	15	12
Service fee from Trip.com	61	56
Service fee from Azure Fund	10	9
Sublease income from Cjia Group	3	2

In 2026, a subsidiary of Azure Capital, acting as the originator (the “Originator”), initiated the public offering of a real estate investment trust (the “REIT”). The Group, together with another equity shareholder of Azure Capital, undertook that if it is substantiated that the Originator or Azure Capital has committed any material violation of laws or regulations in the documents and materials submitted in connection with the REIT issuance application, including concealing material facts or fabricating materially false information, the Group and that equity shareholder shall require the Originator or Azure Capital to repurchase, at its own expense, all units of the REIT or the equity interests in the underlying real estate projects. If the Originator or Azure Capital is unable to fully perform the repurchase undertaking due to insufficient financial resources, the Group and that equity shareholder shall provide funding support to enable it to fulfill the repurchase undertaking. By the end of August 2026, the REIT’s offering remained ongoing, with a total offering size of approximately RMB1,239.

18.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of June 30, 2026, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB238, which is expected to be incurred within one to two years.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and management agreement disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of June 30, 2026, the accrued contingent liability was RMB5.

19.SUBSEQUENT EVENTS

In September 2026, the Group completed the offering of RMB3,350 aggregate principal amount of RMB-denominated senior unsecured bonds (the “Bonds”). The Bonds were offered in offshore transactions outside the United States to non-U.S. persons (the “Bond Offering”) in reliance on Regulation S under the United States Securities Act of 1933, as amended. The Bond Offering consists of RMB3,350 of 2.25% bonds due 2031.